UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rimini Street, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76674Q107

(CUSIP Number)

October 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q107

1.	Name of Reporting Person CB Agent Services LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,440,424 shares[1]

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 3,440,424 shares[1]

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,440,424 shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%[2]

12.	Type of Reporting Person (See Instructions) OO

1 Represents 3,440,424 shares of common stock subject to outstanding warrants exercisable within 60 days of April 25, 2018.

2 The percentage ownership was calculated on a diluted basis based on 59,489,870 shares of the issuer’s common stock outstanding as of April 25, 2018 as reported in the issuer’s Form 10-K/A filed on April 30, 2018. For purposes of this calculation, the number of shares of common stock subject to outstanding warrants held by CB Agent Services LLC was included with the number of shares of common stock reported as outstanding as of April 25, 2018, for a total of 62,930,294 shares.

CUSIP No. 76674Q107

Item 1.
	(a)	Name of Issuer Rimini Street, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3993 Howard Hughes Parkway, Suite 500 Las Vegas, Nevada 89169

Item 2.
	(a)	Name of Person Filing CB Agent Services LLC
	(b)	Address of Principal Business Office or, if none, Residence c/o Colbeck Capital Management, LLC 888 Seventh Avenue, 29th Floor New York, New York 10106
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 76674Q107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 3,440,424 shares
(b)

Percent of class:

5.5%. The shares beneficially owned are shares of common stock subject to outstanding warrants exercisable within 60 days of April 25, 2018. The percentage ownership was calculated on a diluted basis based on 59,489,870 shares of the issuer’s common stock outstanding as of April 25, 2018 as reported in the issuer’s Form 10-K/A filed on April 30, 2018. For purposes of this calculation, the number of shares of common stock subject to outstanding warrants held by CB Agent Services LLC was included with the number of shares of common stock reported as outstanding as of April 25, 2018, for a total of 62,930,294 shares.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,440,424 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 3,440,424 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 2, 2018
CB AGENT SERVICES LLC

	By:	/s/ Morris Beyda
		Name:	Morris Beyda
		Title:	Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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